UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F ☒ Form 40-F ☐
2
Stock Exchange Announcement
CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY
ASSOCIATED WITH THEM
Copenhagen, 10 June 2026: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the
Market Abuse Regulation (EU) no. 596/2014 of the below transaction related to shares in Cadeler made by persons discharging managerial responsibilities in Cadeler and/or persons closely associated with them.
Niki Invest ApS, a person closely associated with Ditlev Wedell-Wedellsborg, a member of Cadeler’s
Board of Directors, has made the transaction described in the attached notification on the date set out therein.
Please see the attached file for further details.
For further information, please contact:
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com
Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
Alexander.simmonds@cadeler.com
About Cadeler A/S:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock
Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com
3
Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Niki Invest ApS
2	Reason for the notification
a)	Position/status	Closely associated person to Ditlev Wedell-Wedellsborg, member of the Board of Directors
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 55.60	12,957
		NOK 55.80	6,511
d)	Aggregated information -Aggregated volume -Price	Average price per share: NOK 55.67 Total number of shares: 19,468 shares Total price: NOK 1,083,723.40
e)	Date of the transaction	8 June 2026
f)	Place of the transaction	Oslo Stock Exchange, XOSL
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 53.40	5,472
d)	Aggregated information -Aggregated volume -Price	Average price per share: NOK 53.40 Total number of shares: 5,472 shares Total price: NOK 292,204.80
e)	Date of the transaction	10 June 2026
f)	Place of the transaction	Oslo Stock Exchange, XOSL
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 10, 2026CADELER A/S
(Registrant)
By:  /s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title:Chief Executive Officer